-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 1 OF 18 PAGES
-------------------------                                     ------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          MEMORY PHARMACEUTICALS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58606R403
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Raymond Charest
                     c/o Oxford Bioscience Partners IV L.P.
                               222 Berkeley Street
                           Boston, Massachusetts 02116
                                 (617-357-7474)
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 28, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 2 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners IV L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        PN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 3 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        mRNA Fund II L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        PN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 4 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OBP Management IV L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        PN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 5 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jeffrey T. Barnes

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]


------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        IN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 6 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark P. Carthy

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        IN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 7 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jonathan J. Fleming

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        40,000 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           7,098,701 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               40,000 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        7,098,701 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,138,701 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.8 %

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        IN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 8 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael E. Lytton

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           4,552,630 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        4,552,630 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,630 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        IN

------- -----------------------------------------------------------------------

-------------------------                                     ------------------
  CUSIP NO. 58606R403                  13D                    PAGE 9 OF 18 PAGES
-------------------------                                     ------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alan G. Walton

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            [_]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                        0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           7,098,701 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH               0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        7,098,701 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,098,701 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [_]

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.7 %

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        IN

------- -----------------------------------------------------------------------

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 10 OF 18 PAGES
-------------------------                                    -------------------

                                  Schedule 13D

NOTE: This Statement on Schedule 13D is being filed on behalf of: (i) Oxford Bioscience Partners IV L.P., a Delaware limited partnership; (ii) mRNA Fund II L.P., a Delaware limited partnership; (iii) OBP Management IV L.P., a Delaware limited partnership; (iv) Jeffrey T. Barnes; (v) Mark P. Carthy; (vi) Jonathan
J. Fleming; (vii) Michael E. Lytton; and (viii) Alan G. Walton.

Item 1.    Security and Issuer.
           -------------------

         This statement relates to the Common Stock of Memory Pharmaceuticals Corp. (the "Issuer"), having its principal executive office at 100 Philips Parkway, Montvale, New Jersey, 07645.

Item 2.    Identity and Background.
           -----------------------

Set forth below is the following information with respect to the filing on this
Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

           (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV") which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners") who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

           (b) The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

           (c) The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA
II. The principal business of each of the General Partners is to manage the affairs of OBP IV.

           (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

           (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 11 OF 18 PAGES
-------------------------                                    -------------------

           On November 28, 2007, Oxford IV purchased an additional 990,066 shares of Common Stock at a price of $0.55 per share (exclusive of commissions) and MRNA II purchased an additional 9,934 shares of Common Stock at a price of $0.55 per share (exclusive of commissions).

           No part of the purchase price paid by any of Oxford IV and MRNA II (together, the "Purchasers") in the above-described transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares. The total amount paid by each Purchaser for shares purchased in the above-described transactions is as follows (exclusive of commissions):

           Oxford IV:               $ 569,287.95
           MRNA II:                 $ 5,712.05

           The funds used by Oxford IV and MRNA II to acquire the Common Stock in each such purchase were obtained from each such entity's investment funds.

Item 4.    Purpose of Transaction.
           ----------------------

           The purchases of the Common Stock of the Issuer were made for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

           (a-i)   Not applicable.

           (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

           (a) Oxford IV holds 3,595,503 shares of the Common Stock of the Issuer and MRNA II holds 36,076 shares of the Common Stock of the Issuer. Oxford IV holds warrants to purchase 911,902 shares of Common Stock of the Issuer and MRNA II holds warrants to purchase 9,149 shares of Common Stock of the Issuer. The warrants are fully exercisable. Collectively, this represents 3,631,579 shares of Common Stock of the Issuer and warrants to purchase 921,051 shares of Common Stock. Pursuant to SEC rules, the Funds together beneficially own 4,552,630 shares of Common Stock or approximately 6.2% of the Issuer's outstanding Common Stock, based upon a total of 72,642,381 shares of the Issuer's Common Stock outstanding.

           Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock of the Issuer which each partnership owns of record. OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II. Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II. Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein.

           In addition, as general partners of the general partner of each of
(i) Oxford Bioscience Partners II L.P.,

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 12 OF 18 PAGES
-------------------------                                    -------------------

a Delaware limited partnership; (ii) Oxford Bioscience Partners (Adjunct) II L.P., a Delaware limited partnership; (iii) Oxford Bioscience Partners (GS-Adjunct) II L.P., a Delaware limited partnership; (iv) Oxford II Annex; and
(v) Oxford Bioscience Partners (Bermuda) II Limited Partnership, a Bermuda limited partnership (collectively, the "OBP II Funds"), each of Fleming and Walton may be deemed to own beneficially the shares held of record by the OBP II Funds. The OBP II Funds collectively hold 2,546,071 shares of Common Stock of the Issuer, which represents approximately 3.5% of the Issuer's outstanding Common Stock. Fleming and Walton expressly disclaim beneficial ownership of the shares held by the OBP II Funds, except to the extent of their respective pecuniary interest therein.

           Additionally, Fleming holds options to purchase 50,000 shares of Common Stock, of which options to purchase 40,000 shares of Common Stock are immediately exercisable. Of the options that are immediately exercisable, 20,000 are exercisable at an exercise price of $8.40, 10,000 at an exercise price of $2.25 and 10,000 at an exercise price of $1.15. The remaining 10,000 options will be exercisable on July 19, 2008.

           The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 72,642,381 shares of Common Stock reported to be outstanding as of November 1, 2007, as reported on the Issuer's Form 10-Q filed November 14, 2007.

           (b) Number of shares as to which each person named in paragraph (a) above has:

                 (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

                 (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

                 (iii)   sole power to dispose or to direct the disposition of:
                         See line 9 of cover sheets.

                 (iv) shared power to vote or to direct the vote: See line 10 of cover sheets.

           (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

           (e)   Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement regarding filing of joint Schedule 13D.

         Exhibit B - Power of Attorney dated as of April 8, 2004.

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 13 OF 18 PAGES
-------------------------                                    -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007

                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By:                *
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             MRNA FUND II L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By:                *
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             OBP MANAGEMENT IV L.P.


                             By:                *
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                                                *
                             ----------------------------------------
                             Jeffrey T. Barnes


                                                *
                             ----------------------------------------
                             Mark P. Carthy


                                                *
                             ----------------------------------------
                             Jonathan J. Fleming

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 14 OF 18 PAGES
-------------------------                                    -------------------


                                                *
                             ----------------------------------------
                             Michael E. Lytton


                                                *
                             ----------------------------------------
                             Alan G. Walton


*By:  /S/ RAYMOND CHAREST
      -----------------------------------
      Raymond Charest as Attorney-in-Fact


         This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit B.

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 15 OF 18 PAGES
-------------------------                                    -------------------

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Memory Pharmaceuticals Corp., is being filed on behalf of each of the undersigned.


Dated: December 18, 2007

                                  OXFORD BIOSCIENCE PARTNERS IV L.P.
                                  BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                                  By:                       *
                                     -------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner


                                  MRNA FUND II L.P.
                                  BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                                  By:                       *
                                     -------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner


                                  OBP MANAGEMENT IV L.P.


                                  By:                       *
                                     -------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner


                                                            *
                                  ----------------------------------------------
                                  Jeffrey T. Barnes


                                                            *
                                  ----------------------------------------------
                                  Mark P. Carthy


                                                            *
                                  ----------------------------------------------
                                  Jonathan J. Fleming



                                                            *
                                  ----------------------------------------------
                                  Michael E. Lytton


                                                            *
                                  ----------------------------------------------
                                  Alan G. Walton

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 16 OF 18 PAGES
-------------------------                                    -------------------

*By:  /s/ RAYMOND CHAREST
      ------------------------------------------
      Raymond Charest as Attorney-in-Fact

         This Agreement to file Amendment No. 1 to Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit B.

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 17 OF 18 PAGES
-------------------------                                    -------------------

                                    Exhibit B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.


                                  OXFORD BIOSCIENCE PARTNERS IV L.P.
                                  BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                                  By: /s/ Jonathan J. Fleming
                                      ------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner


                                  MRNA FUND II L.P.
                                  BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                                  By: /s/ Jonathan J. Fleming
                                      ------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner

-------------------------                                    -------------------
  CUSIP NO. 58606R403                  13D                   PAGE 18 OF 18 PAGES
-------------------------                                    -------------------




                                  OBP MANAGEMENT IV L.P.


                                  By:/s/ Jonathan J. Fleming
                                      ------------------------------------------
                                  Name:  Jonathan J. Fleming
                                  Title:  General Partner


                                  /s/ Jeffrey T. Barnes
                                  ------------------------------------------
                                  Jeffrey T. Barnes


                                  /s/ Mark P. Carthy
                                  ------------------------------------------
                                  Mark P. Carthy


                                  /s/ Jonathan J. Fleming
                                  ------------------------------------------
                                  Jonathan J. Fleming


                                  /s/ Michael E. Lytton
                                  ------------------------------------------
                                  Michael E. Lytton


                                  /s/ Alan G. Walton
                                  ------------------------------------------
                                  Alan G. Walton